Mail Stop 3561

September 15, 2006

Mr. Michael I. Williams
Senior Vice President, Chief Financial Officer and
 Interim Chief Operating Officer
Maine & Maritimes Corporation
209 State Street
Presque Isle, ME 04769

> **Re: Maine & Maritimes Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 24, 2006**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed September 13, 2006**
> **File Number 333-103749**

Dear Mr. Williams:

    We have reviewed your supplemental response letter dated September 1, 2006 as well as your amended filing and have the following additional comments which should be complied with in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Exhibits 31.1 and 31.2

1.   Please revise your rule reference in paragraph 4 to the current Exchange Act Rules.

2.   Please revise paragraph 5 to include a reference to your most recent evaluation of internal control over financial reporting. Please refer to Item 601(b)(31) of Regulation S-K.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 if you have any other questions.

                                    Sincerely,

                                    Michael Moran
                                    Accounting Branch Chief